

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2013

Via E-mail
Brian Blaszczak
President
Tenaya Acquisition Company
1930 Village Center Circle #3-201
Las Vegas, NV 89134

      Re: Tenaya Acquisition Company
              Amendment No. 1 to Registration Statement on Form S-1
              Filed August 15, 2013
              File No. 333-189900

Dear Mr. Blaszczak:

      We have reviewed the amendment to your registration statement filed August 15, 2013 and have the following additional comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended registration statement, we may have additional comments.

Background of Directors, Executive Officers, Promoters and Control Persons, page 29

1. We note your response to our prior comment 14 and the associated disclosure on page 29 of your amended registration statement that "It is not anticipated that Mr. Blaszczak will be free to immediately organize, promote or become involved with blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business." As you have indicated in your Risk Factors disclosure on page 9 that Mr. Blaszczak may have potential conflicts of interest arising from his intent to form additional blank check companies in the future, it appears that you intended the disclosure on page 29 to read "It *is* anticipated…" (emphasis added) If this is correct, please revise your disclosure accordingly in your next amendment. Alternatively, please clarify why Mr. Blaszczak will not be able to immediately pursue opportunities with other blank check companies and entities engaged in similar business activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Harold P. Gewerter, Esq.
        5536 S. Ft. Apache #102
        Las Vegas, NV 89148